SCHEDULE 13G

Amendment No. 0
Electronic Retailing Systems International, Inc.
common stock
Cusip # 285825105


Cusip # 285825105
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	2,086,000
Item 6:	0
Item 7:	2,086,000
Item 8:	0
Item 9:	2,086,000
Item 11:	9.80%
Item 12:	    HC


Cusip # 285825105
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,086,000
Item 8:	0
Item 9:	2,086,000
Item 11:	9.80%
Item 12:	IN


Cusip # 285825105
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,086,000
Item 8:	0
Item 9:	2,086,000
Item 11:	9.80%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		Electronic Retailing Systems International, Inc.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		488 Main Avenue
		Norwalk, CT 06851

Item 2(a).	Name of Person Filing:

		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		285825105

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	2,086,000

	(b)	Percent of Class:
	9.80%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	2,086,000

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	2,086,000

	(iv)	shared power to dispose or to direct the
disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Electronic Retailing Systems International, Inc.
The interest of one person, Fidelity Special
Situations Fund, an investment company advised by Fidelity International Limited, in the common stock of Electronic Retailing Systems International, Inc., amounted to 1,929,150 shares or 9.06% of the total outstanding common stock at December 31, 1999.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Fidelity International Limited's beneficial ownership of the common stock of Electronic
Retailing Systems International, Inc. at December
31, 1999 is true, complete and correct.


	January 14, 2000
Date




Signature



	Eric D. Roiter
	Duly authorized under
Power of Attorney
	dated December 30, 1997,
by and on behalf
	of Fidelity International
Limited and it
	direct and indirect
subsidiaries




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 2,086,000 shares or 9.80% of the common stock outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit
B.



EXHIBIT to SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 2,086,000 shares or 9.80% of the common stock outstanding of Electronic Retailing Systems International, Inc..

	The ownership of one investment company, Fidelity Special Situations Fund, amounted to 1,929,150 shares or 9.06% of the outstanding common stock of Electronic Retailing Systems International, Inc.. Fidelity International Limited, the advisor of Fidelity Special Situations Fund, has its principal business office at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FIL has sole dispositive power over 2,086,000 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 2,086,000 shares of common stock held by the International Funds as reported above